Exhibit 99.(a)(32)

THE SECURITIES REGULATION PANEL (“the SRP”)

In re: Offers by Harmony Gold Mining Company Limited to the holders of securities in Gold Fields Limited

Ruling of the Executive Committee of the SRP (“the Panel”) pursuant to the hearing of an appeal in the above matter on Friday 29 October 2004

DECISION OF THE PANEL

Having read the submissions of all the parties and further heard arguments by counsel representing all the parties the Panel’s decision is that the actions of Harmony Gold and Norilsk Nickel do not amount to parties acting in concert. In the premises it is unnecessary to consider whether an affected transaction has occurred.

The full reason for the Panel’s decision will be furnished to the Parties in terms of the Code.

5 November 2004

MR J. DAMONS
MR S. MOLOKO
PROF. S. LUIZ
ADV. M SIMELANE